FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

 COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED CAPITAL PUBLICLY‐HELD COMPANY

Corporate Taxpayer’s No. (CNPJ/MF) 47.508.411/0001‐56

Company Registration No. (NIRE) 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“CBD”), pursuant to Article 3 of CVM Instruction 358/02, hereby informs that it has received the correspondence below on May 2, 2013, from its controlling shareholder Casino Guichard-Perrachon.

The Company’s Investor Relations Department is at shareholders’ disposal to clarify any matters relating to the purpose of this Notice through telephone number +55 11 3886‐0421 or e‐mail gpa.ri@grupopaodeacucar.com.br.

São Paulo, May 2, 2013

Daniela Sabbag

Investor Relations Officer

Paris, May 2nd, 2013

To

Companhia Brasileira de Distribuição (“CBD”)

Avenida Brigadeiro Luis Antônio, 3142

01402-901 – São Paulo, SP – Brazil

Attn.: Mr. Eneas Pestana and Daniela Sabbag

Chief Executive Officer and Investor Relations Officer

Tel.: 55 11 3886-0421

Fax: 55 11 3886-2677

e-mail: gpa.ri@grupopaodeacucar.com.br

Dear Sirs:

We hereby inform you that on May 1st, 2013 Casino Guichard-Perrachon and its subsidiaries Segisor e Sudaco Pariticipações Ltda. (“Casino”) submitted a counter-claim against Mr. Abilio Dos Santos Diniz on the arbitration procedure ICC 19165/CA. ongoing before the International Chamber of Commerce - ICC, seeking, among other things, a declaration that Mr. Diniz’s election as Chairman of the Board of Brasil Foods S.A. (“BRF”), without resigning as Chairman of the CBD Board conflicts with CBD’s interests in violation of Brazilian law and the shareholders’ agreements between the parties.  Casino also requested confirmation that Casino may take steps to protect CBD’s interests in conformity with the shareholders’ agreement, without prejudice to any measure that may be taken by CBD in the meantime.

Casino will keep the Company informed of any related material events or facts that may occur in relation to this matter, and hereby requires the management to publicly disclose the entire content of this letter prior to the beginning of trading on BM&FBOVESPA on the date hereof, for the purposes of ensuring that the market operates with adequate information.

Sincerely,

Casino Guichard-Perrachon

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 2, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.